VIA EDGAR

August 27, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Pasithea Therapeutics Corp. — Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Pasithea Therapeutics Corp. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”), relating to the proposed offering of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock, for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Company will publicly file the Registration Statement and non-public draft submissions at least two business days prior to the effective time and date of the Registration Statement requested by the Company pursuant to Rule 461 under the Securities Act of 1933, as amended.

Please do not hesitate to contact me at (646) 414-6849 with any questions you may have regarding this confidential submission. Please send any correspondence to Daniel Schneiderman, Chief Financial Officer of the Company (DSchneiderman@pasithea.com), and to me (JOGrady@lowenstein.com).

Very truly yours,

Lowenstein Sandler LLP

/s/ James B. O'Grady
James B. O'Grady